Exhibit 1

BP p.l.c. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine months ended September 30, 2005 ($ million, except ratios) (Unaudited)

Profit before taxation	26,558

Group’s share of income in excess of dividends of joint ventures and associated undertakings	(586)

Capitalized interest	(245)

Profit as adjusted	25,727

Fixed charges:

Interest net of interest expense of joint ventures and associated undertakings	387
Rental expense representative of interest	445
Capitalized interest	245
1,077

Total adjusted earnings available for payment of fixed charges	26,804

Ratio of earnings to fixed charges	24.9

Fixed charges, as adjusted to accord with US GAAP	1,087
Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	24,345

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	22.4

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(a)            See Note 16 of Notes to Consolidated Financial Statements.